SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Saudi Arabian Takaful Venture



PRUDENTIAL PLC AND BANK ALJAZIRA AGREE NEW SAUDI ARABIAN TAKAFUL VENTURE

DATE: 6 June 2007


Prudential plc (United Kingdom) and Bank Aljazira (Kingdom of Saudi Arabia) announced today they had signed a Memorandum of Understanding (MoU) agreeing to Prudential plc taking a 39 per cent stake, and becoming the largest individual shareholder, in a new venture that will acquire the existing, market leading, Takaful Ta'awuni life insurance business of Bank Aljazira. The new Takaful Ta'awuni life insurance operation will be listed on the Saudi Arabian Stock Exchange (the Tadawul).

The Saudi Arabian insurance market is currently relatively small with an estimated GBP800m in annual gross premiums and with more than 70 per cent of this being related to motor, medical and property insurance. However, with GDP per capita now exceeding GBP6,700 and life insurance penetration of less than one percent, there is significant room for growth. Bank Aljazira has a unique, well established and market leading Takaful Ta'awuni life insurance division, however, under new Saudi Arabian Monetary Agency (SAMA) insurance regulations it is now required to separate this operation from the bank and establish a new stock holding company.

This has created an ideal opportunity for Prudential plc to leverage its international expertise and Bank Aljazira's excellent platform to take the development of this business to the next level.

Barry Stowe, Chief Executive of Prudential Corporation Asia, commented: "We have a terrific track record of working very well with leading local players to create world class operations and I look forward to another success here in Saudi Arabia with Bank Aljazira."

Mishari Al Mishari, Chief Executive Officer of Bank Aljazira, added: "The insurance market in Saudi Arabia is really set to take off and we believe Prudential plc will be excellent partners as this business enters its next phase of growth and development."

Prudential plc will also take a stake in Bank Aljazira's new funds management business.

The new ventures are expected to launch later this year, subject to regulatory approvals.

The MoU between Prudential plc and Bank Aljazira also agrees that a successful Takaful operation in KSA will potentially become a strong base for jointly expanding the Takaful Ta'awuni business throughout the Middle East and North Africa.



Contacts:
Prudential Corporation Asia                       Bank Aljazira
Howard Green                                      Abdullah Kishek
Head of Investor Relations, Asia                  AGM-Finance

Phone:  +852 29186306                             Phone:   +9662 651 8070 x 2010
Fax:    +852 3112 0005                            Fax :    +9662 652 1072
Email:  Howard.Green@prudential.com.hk            Email :  akishek@baj.com.sa



Prudential plc* (United Kingdom)

About Prudential

Established in London in 1848, Prudential plc is a leading international financial group providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe. Prudential has been writing life insurance in the United Kingdom for 160 years. Today, Prudential has over 21 million customers worldwide and over US$490 (GBP251) billion of funds under management.

Prudential plc's strong mix of businesses around the world positions us well to benefit from the growth in customer demand for asset accumulation and income in retirement. Our international reach and diversity of earnings by geographic region and product will continue to give us significant advantage.

Prudential has brought to market an integrated range of financial services products that now includes life assurance, pensions, mutual funds, banking, investment management and general insurance.

Under the Prudential Group are a number of well-respected brands including in the UK where Prudential is a leading life and pensions provider and M&G is a leading retail fund manager. In the US, Jackson National Life, is a leading provider of long-term savings and retirement products to retail and institutional customers. Prudential Corporation Asia is the leading European-based life insurer with life insurance and fund management operations in 13 markets.


* Prudential plc is a company incorporated in England with its head office in London, which, with its affiliated companies constitutes one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and had GBP250.7 billion in assets under management as at 31 December 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America


About Bank Aljazira

Bank AlJazira is a Saudi bank headquartered in Jeddah and conducting all its businesses in compliance with the Islamic Shari'ah. It provides affluent individuals, businesses and institutions with innovative products and services in the areas of corporate, commercial, retail and private banking, international and local brokerage, Islamic Life insurance and investment funds.

The bank has shown substantial growth in recent years with total assets increasing over 300% from SR 5,110 million at the end of 2001 to SR 15,713 million at the end of 2006 and net profit growing by over 3000% from SR 57.4 million in 2001 to SR 1,974 million in 2006.

The Takaful Ta'awuni Division (TTD) of Bank Aljazira, the first SAMA approved life Takaful operator, was officially launched by the bank in 2001, marking its entry into the green field takaful market within the Kingdom. Utilising the concept of a Wakala (agency) contract for the first time by a Takaful operator (and now the standard operating contract in Takaful) worldwide, TTD provides Shari'ah compliant risk protection and savings products to the general public and corporations in the Kingdom. Today, TTD has become a proven and viable Takaful operator in the Kingdom, as well as being highly respected throughout the Islamic Financial Services industry for its innovative work undertaken in the field of Takaful. The TTD of Bank Aljazira is a wholly developed Saudi entity

In April 2007, the bank won the "The 2007 Middle East Insurance Award" for "Life Insurer of the Year". As a Life Takaful operator, the bank was honoured to have received this award in recognition of its achievements not only in the Takaful industry, but in the life insurance industry in general. This prestigious award was preceded by the "Euromoney 2006" award for "Best Life Takaful Operator" and the "Islamic Finance Weekly 2004" award for "Best Takaful Operator".



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 June 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations